Exhibit 99.1
MediWound Reports Fourth Quarter and Full Year 2024 Financial Results and Provides Corporate
Update

Initiated VALUE, a global Phase III pivotal trial of EscharEx® for venous leg ulcers
Expanded strategic research collaborations with industry leaders, now including Kerecis
$20 million in revenue for 2024; $24 million projected for 2025; $44 million in cash as of Year-End 2024

Conference call today, March 19 at 8:30am Eastern Time

YAVNE, Israel, March 19, 2025 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the fourth quarter and full year ended December 31, 2024, and provided a corporate update.

“2024 was a pivotal year for MediWound, marked by strong execution, clinical progress, and strategic collaborations,” said Ofer Gonen, CEO of MediWound. “The initiation of the VALUE Phase III pivotal study is another major milestone, further reinforced by partnerships with industry leaders that highlight EscharEx’s clinical and commercial potential. At the same time, the global adoption of NexoBrid continues to accelerate, solidifying its critical role in modern burn care. With our innovative therapies advancing in wound and burn management and a solid financial foundation, we enter 2025 with momentum and a clear vision to drive meaningful impact for patients worldwide.”

2024 Highlights and Recent Developments:

EscharEx®

•
Initiated VALUE, a global pivotal Phase III trial to evaluate EscharEx for the treatment of venous leg ulcers (VLUs), enrolling 216 patients across 40 sites in the U.S. and Europe. An interim sample size assessment will be conducted after 65% of patients complete treatments, enabling adaptive adjustments as needed. This interim analysis is expected in mid-2026.

•
Submitted Phase II study protocol to the U.S. Food and Drug Administration (FDA) for a randomized, head-to-head Phase II study comparing EscharEx to collagenase in VLU patients. This trial, planned for 2025, is designed to support the U.S. Biologics License Application (BLA) submission and strengthen MediWound’s commercialization strategy.

•
Obtained €16.5 million in European Innovation Council (EIC) funding to accelerate the development of EscharEx for treating diabetic foot ulcers (DFUs). A Phase II/III clinical trial is expected to begin in 2026.

•
Expanded strategic research collaborations with leading wound care companies to enhance study execution and improve patient outcomes. In addition to Solventum, Mölnlycke, and MIMEDX, which support the VLU trials, Kerecis (Coloplast subsidiary) has joined as a collaborator in the Phase II/III DFU trial. Kerecis will provide its MariGen Fish-Skin graft as the designated skin substitute during the wound healing phase of the study.

•	Completed a head-to-head comparative analysis of EscharEx vs. SANTYL® from a Phase II trial, demonstrating EscharEx’s superiority in key clinical outcomes.

•
Conducted third-party market research, assessing EscharEx’s total addressable market (TAM) in the U.S. at $2.5 billion. With a projected 22% market share upon approval, peak U.S. sales are expected to reach approximately $725 million.

NexoBrid®

●
Completed construction of a new, state-of-the-art GMP-compliant manufacturing facility, with commissioning underway. The facility is expected to reach full operational capacity by the end of 2025, increasing output sixfold. Commercial availability will depend on securing the necessary regulatory approvals.

●	U.S. launch by Vericel continues to gain momentum, with NexoBrid hospital orders increasing by 42% in the fourth quarter compared to the previous quarter.

●
Received FDA approval of NexoBrid for pediatric patients aged newborn through 18 with deep partial-thickness and/or full-thickness thermal burns. NexoBrid is now authorized for use in the U.S. for all age groups, aligning with its indications in the European Union and Japan.

●
Reported positive results from the Expanded Access Protocol (NEXT), reinforcing NexoBrid’s clinical and real-world benefits across 29 burn centers in the U.S. The study included 239 patients (215 adults and 24 children) with deep partial and/or full-thickness thermal burns covering up to 30% of total body surface area (TBSA).

Corporate Developments

●
Secured $25 million through a strategic private investment in public equity from a mix of new and existing investors. Mölnlycke Health Care, a global leader in innovative wound care solutions, led the PIPE investment and entered into a collaboration agreement with MediWound.

Fourth Quarter 2024 Financial Highlights

•	Revenue: Fourth quarter revenue was $5.8 million, compared to $5.3 million in the fourth quarter of 2023.

•	Gross Profit: Gross profit for the fourth quarter was $0.9 million, representing a gross margin of 15.5%, compared to $0.7 million and a 13.5% gross margin in the same period last year.

•	Expenditures:

o	Research and development expenses were $3.0 million, up from $1.8 million in the fourth quarter of 2023, primarily due to costs associated with the EscharEx VALUE Phase III trial.

o	Selling, general, and administrative expenses totaled $4.0 million, compared to $2.8 million in the prior-year quarter, mainly reflecting increased share-based compensation expenses.

•	Operating Loss: Operating loss was $6.1 million, compared to $3.9 million in the fourth quarter of 2023.

•	Net Loss: Net loss was $3.9 million, or $0.36 per share, compared to a net loss of $1.7 million, or $0.19 per share, in the fourth quarter of 2023.

•	Non-GAAP Adjusted EBITDA: Adjusted EBITDA loss was $4.9 million, compared to a loss of $3.2 million in the same period last year.

Full Year 2024 Financial Highlights

•	Revenue: Full-year revenue was $20.2 million, up from $18.7 million in 2023, primarily driven by increased revenue from Vericel and new contracts with the U.S. Department of Defense.

•
Gross Profit: Gross profit for the year was $2.6 million, with a gross margin of 13.0%, compared to $3.6 million and a 19.1% gross margin in 2023. The decline was mainly due to changes in the revenue mix and higher fixed costs associated with scaling production.

•	Expenditures:

o	R&D expenses increased to $8.9 million from $7.5 million in 2023, primarily due to costs related to the EscharEx VALUE Phase III trial.

o	Selling, general, and administrative expenses were $13.1 million, compared to $11.6 million in 2023, mainly reflecting higher share-based compensation costs.

•	Operating Loss: Operating loss was $19.4 million, compared to $15.3 million in 2023.

•
Net Loss: Net loss for 2024 was $30.2 million, or $3.03 per share, compared to $6.7 million, or $0.75 per share, in 2023. The $23.5 million increase was primarily due to financial expenses, mainly from the revaluation of warrants following a 75% rise in the Company’s share price in 2024.

•	Non-GAAP Adjusted EBITDA: Adjusted EBITDA loss was $14.8 million, compared to a loss of $12.3 million in 2023.

Balance Sheet Highlights

As of December 31, 2024, the Company had cash and cash equivalents and deposits totaling $43.6 million, compared to $42.1 million as of December 31, 2023. During 2024, the Company raised $25 million through a PIPE offering, received $1.2 million from the exercise of Series A warrants, secured a $1.2 million grant from the EIC and fully settled its liability with Teva. The Company used $22.9 million to fund operations in 2024, including $6.8 million allocated to capital expenditures primarily for facility scale-up.

Conference Call

MediWound management will host a conference call for investors on Wednesday, March 19, 2025, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-833-630-1956 (in the U.S.), 1-80-921-2373 (Israel), or 1-412-317-1837 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. The Company specializes in the development, production and commercialization of innovative biologics that enhance existing standards of care and improve patient experiences while reducing healthcare costs and unnecessary surgeries.

MediWound’s first drug, NexoBrid®, is an FDA- and EMA-approved orphan biologic for eschar removal in deep partial-thickness and/or full-thickness thermal burns, significantly reducing the need for surgical interventions. Leveraging its proprietary enzymatic technology, MediWound is advancing EscharEx®, a promising candidate currently in Phase III development for the debridement of chronic wounds. Phase II clinical trials have shown EscharEx has distinct advantages over the currently available $370+ million drug for wound debridement, presenting a unique opportunity for significant market growth.

For more information visit www.mediwound.com and follow us on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director, LifeSci Advisors 617-430-7576 daniel@lifesciadvisors.com

Media Contact:
Ellie Hanson
FINN Partners for MediWound
ellie.hanson@finnpartners.com
929-588-2008

MediWound, Ltd.

Audited Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	Dec 31,
	2024	2023

CURRENT ASSETS:
Cash and cash equivalents and short-term deposits	43,161	41,708
Trade and other receivable	6,310	5,141
Inventories	2,692	2,846
Total current assets	52,163	49,695
NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposit	439	673
Property, plant and equipment	14,132	9,228
Right of use assets	6,663	6,698
Intangible assets	99	165
Total non-current assets	21,333	16,764

Total assets	73,496	66,459

CURRENT LIABILITIES:
Current maturities of long-term liabilities	612	1,410
Warrants	17,092	*7,296
Trade payables and accrued expenses	5,281	5,528
Other payables	3,556	3,891
Total current liabilities	26,541	18,125
NON-CURRENT LIABILITIES:
Grants received in advance	736	-
Liabilities in respect of IIA grants	8,149	7,677
Liability in respect of TEVA	-	2,256
Lease liabilities	6,513	6,350
Severance pay liability, net	404	456
Total non-current liabilities	15,802	16,739

Total liabilities	42,343	34,864
Shareholders' equity	31,153	31,595

Total liabilities & equity	73,496	66,459

* restated with respect to the implementation of the amendments of IAS 1

MediWound, Ltd.

Audited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2024	2023	2024	2023

Total Revenues	20,222	18,686	5,840	5,338
Cost of revenues	17,588	15,108	4,937	4,619
Gross profit	2,634	3,578	903	719

Research and development	8,878	7,467	2,986	1,808
Selling and Marketing	4,936	4,844	1,470	1,209
General and administrative	8,202	6,768	2,530	1,583
Other (income) expenses	18	(211)	18	13
Operating loss	(19,400)	(15,290)	(6,101)	(3,894)

Financial income (expenses), net	(10,763)	8,759	2,211	2,271
Taxes on income	(61)	(185)	(18)	(120)
Net loss	(30,224)	(6,716)	(3,908)	(1,743)
Foreign currency translation adjustments	7	(13)	4	(11)
Total comprehensive loss	(30,217)	(6,729)	(3,904)	(1,754)

Basic and diluted net loss per share	(3.03)	(0.75)	(0.36)	(0.19)

Number of shares used in calculating basic and diluted loss per share	9,959,723	9,013,144	10,790,959	9,219,923

MediWound, Ltd.

Audited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2024	2023	2024	2023
	Audited		Unaudited

Cash Flows from Operating Activities:
Net Loss	(30,224)	(6,716)	(3,908)	(1,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	1,483	1,303	397	346
Share-based compensation	3,138	1,940	822	298
Revaluation of warrants accounted at fair value	10,704	(8,310)	(1,964)	(1,605)
Revaluation of liabilities in respect of IIA grants	752	427	41	(282)
Revaluation of liabilities in respect of TEVA	770	468	-	111
Financing income and exchange differences of lease liability	487	257	249	463
Increase (decrease) in severance liability, net	(30)	83	16	3
other (income) expenses	18	(211)	18	13
Financial income, net	(2,039)	(2,231)	(553)	(836)
Un-realized foreign currency loss (gain)	47	189	(27)	(345)
	15,330	(6,085)	(1,001)	(1,834)
Changes in assets and liability items:
Decrease (increase) in trade receivables	(1,141)	5,658	(1,426)	(528)
Decrease (increase) in inventories	187	(906)	348	782
Decrease (increase) in other receivables	120	(894)	403	(696)
Increase (decrease) in trade payables and accrued expenses	406	(594)	2,354	1,093
Increase in grants received in advance	1,181	-	1,181	-
Increase (decrease) in other payables	517	(928)	412	311
	1,270	2,336	3,272	962
Net cash used in operating activities	(13,624)	(10,465)	(1,637)	(2,615)

MediWound, Ltd.

Audited Condensed Consolidated Statements of Cash Flows
 U.S. dollars in thousands

Twelve months ended		Three months ended
Dec 31,		Dec 31,
2024	2023	2024	2023
Audited		Unaudited

Cash Flows from Investing Activities:
Purchase of property and equipment	(6,273)	(6,464)	(806)	(2,209)
Interest received	2,252	1,947	664	722
Proceeds from (Investment in) short term bank deposits, net	(4,376)	(29,804)	4,970	6,515
Net cash provided by (used in) investing activities	(8,397)	(34,321)	4,828	5,028

Cash Flows from Financing Activities:
Repayment of lease liabilities	(928)	(778)	(242)	(204)
Proceeds from exercise of options	1,210	-	-	-
Proceeds from issuance of shares and warrants, net	22,165	24,909	(271)	-
Repayments of IIA grants, net	(219)	(380)	-	-
Repayment of liabilities in respect of TEVA	(2,834)	(834)	-	-
Net cash provided by (used in) financing activities	19,394	22,917	(513)	(204)

Exchange rate differences on cash and cash equivalent balances	(84)	(160)	2	378
Increase (decrease) in cash and cash equivalents	(2,711)	(22,029)	2,680	2,587
Balance of cash and cash equivalents at the beginning of the period	11,866	33,895	6,475	9,279
Balance of cash and cash equivalents at the end of the period	9,155	11,866	9,155	11,866

MediWound, Ltd.

Adjusted EBITDA
U.S. dollars in thousands

	Twelve months ended		Three months ended
	Dec 31,		Dec 31,
	2024	2023	2024	2023

Net loss	(30,224)	(6,716)	(3,908)	(1,743)
Adjustments:
Financial income (expenses), net	(10,763)	8,759	2,211	2,271
Other income (expenses), net	(18)	211	(18)	(13)
Taxes on income	(61)	(185)	(18)	(120)
Depreciation and amortization	(1,483)	(1,303)	(397)	(346)
Share-based compensation expenses	(3,138)	(1,940)	(822)	(298)
Total adjustments	(15,463)	5,542	956	1,494
Adjusted EBITDA	(14,761)	(12,258)	(4,864)	(3,237)